Invesco Distributors, Inc.
Statement of Financial Condition
December 31, 2019

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 21323

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Invesco Distributors, Inc.**

OFFICIAL USE ONLY

_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Greenway Plaza, Suite 1000

(No. and Street)

Houston	TX	77046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Gregson   404-439-3485

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

1075 Peachtree St. NE, Suite 2600 Atlanta	GA	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Mark Gregson _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Invesco Distributors, Inc. _____ , as
of December 31 _____ , 20 19 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____


_____

Signature

Chief Financial Officer
_____

Title


_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Invesco Distributors, Inc.
Index
December 31, 2019

Confidential



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Invesco Distributors, Inc.

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying statement of financial condition of Invesco Distributors, Inc. (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Atlanta, Georgia
February 28, 2020

We have served as the Company's auditor since 2013.

Invesco Distributors, Inc.
Statement of Financial Condition
December 31, 2019

(in thousands of dollars, except share data)

Assets		
Cash and cash equivalents	$	109,109
Due from affiliated products		58,757
Commissions receivable		67
Loan due from parent		29,500
Deferred tax assets, net		9,244
State taxes receivable		560
Other assets		1,379
Total assets	$	208,616
Liabilities and stockholder's equity		
Liabilities:		
Due to affiliated companies	$	1,523
Due to dealers for distribution fees		116,839
Total liabilities		118,362
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, 10 shares issued and outstanding		—
Additional paid-in capital		50,333
Retained earnings		39,921
Total stockholder's equity		90,254
Total liabilities and stockholder's equity	$	208,616

The accompanying notes are an integral part of this statement of financial condition.

Invesco Distributors, Inc.
Notes to Statement of Financial Condition
December 31, 2019

(in thousands of dollars)

1. **Organization and Description of Business**

   Invesco Distributors, Inc. (the Company) is a Delaware corporation and a wholly owned subsidiary of Invesco Advisers, Inc. (IAI), a wholly-owned subsidiary of Invesco Group Services, Inc. (IGS), which is owned by Invesco Holding Company (US), Inc. (IHC), the ultimate U.S. parent of the Company. IHC is ultimately owned by Invesco Ltd., a publicly traded Bermuda holding company that, through its subsidiaries, is primarily engaged in investment management worldwide.

   The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investor Protection Corporation (SIPC).

   The Company serves as the exclusive principal underwriter of certain investment company shares (the Invesco Funds) as well as the distributor of the CollegeBound 529 Plan (the 529 Plan), both of which are advised or managed by IAI. The Company also serves as distributor of certain exchange-traded funds (ETFs) managed by Invesco Capital Management LLC and is a selling agent for unit investment trusts sponsored by Invesco Capital Markets, Inc. In addition, the Company is engaged in the business of distributing certain collective trusts and other private placement-type products.

   On May 24, 2019, Invesco Ltd. acquired Massachusetts Mutual Life Insurance Company's (MassMutual) asset management affiliate, OppenheimerFunds. As a result of the acquisition, the Company became the distributor for certain mutual funds and ETFs previously served by Oppenheimer Funds Distributor, Inc (OFDI). In connection with this transaction, the Company received cash of $41,403 in exchange for liabilities of $66,766 and receivables of $25,363.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles (US GAAP) and, in the opinion of management, reflects all adjustments necessary for a fair statement of financial condition for the period presented.

   All amounts reflected in this Statement of Financial Condition are presented in thousands of dollars, except where otherwise indicated.

   Use of Estimates
   The preparation of a statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company defines cash equivalents as highly liquid investments with original maturities of three months or less. Cash and cash equivalents consist of cash and investments in affiliated money market funds.

(in thousands of dollars)

The Company maintains depository accounts with certain financial institutions. Although these account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these applicable financial institutions and determined the risk of material financial loss due to exposure from credit risk to be minimal.

Transactions with Affiliated Companies

Due from/to Affiliated Products

Amounts due from/to affiliated products represent fees from affiliated registered investment companies pursuant to Rule 12b-1 plans adopted by the affiliated registered investment companies, in accordance with the Investment Company Act of 1940. The Company also receives fees from the 529 Plan pursuant to the program description. Through such fees, the Company is compensated or reimbursed for expenses incurred by the Company for the distribution of shares of the affiliated registered investment companies, most of which are in turn passed through to third-party dealers of record.

Due to/from Affiliated Companies

Amounts due to/from affiliates are unsecured and are payable/receivable on demand. The balance consists primarily of intercompany funding from IHC, as well as other intercompany activity.

Loan Due From Parent

The Company entered into an intercompany loan agreement with IAI on September 16, 2013 allowing the Company to lend up to $50,000 to IAI, which was renewed and extended on September 16, 2018. As of December 31, 2019, the Company has executed $29,500 of loans under this agreement. Executed loans under this agreement are unsecured, bear interest at a rate of four percent per annum and are payable on demand. The expiration date of the current agreement is September 16, 2023. Interest receivable of $56 is included in the Company's Statement of Financial Condition within Other Assets.

Fund Distribution Costs

The Company has entered into an agreement with Invesco Holding Company (US) Inc. (IHC), whereby IHC provides funding to the Company for Class C share commissions to third party brokers for the distribution of Class C shares. IHC obtains the rights to certain future income to be generated by the Class C shares under the respective Invesco Funds' Rule 12b-1 plan provisions, certain provisions within the 529 Plan's program description, and contingent deferred sales charge (CDSC) provisions for a purchase price equal to the commission paid to the third party broker for the distribution of Class C shares sold. Such transactions occur daily and have been accounted for as sale transactions in accordance with ASC 860-10, *Transfers and Servicing.* As of December 31, 2019, all related amounts due to IHC are reflected within Due to affiliated companies in the Company's Statement of Financial Condition.

Income Taxes

For federal income tax purposes, the Company's income is included in the consolidated income tax return filed by IHC. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from IHC. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. The Company records deferred tax assets and liabilities relating to temporary differences in the recognition of revenues and expenses for book versus tax purposes.

(in thousands of dollars)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.. The Company does not have any unrecognized tax benefits as of December 31, 2019.

Accounting Pronouncements Recently Adopted and Pending Accounting Pronouncements

Income Taxes. In December of 2019, the FASB issued Accounting Standards Update 2019-12, "Simplifying Accounting for Income Taxes" (ASU 2019-12). The standard is intended to simplify various aspects related to income taxes and removes certain exceptions to the general principles in Topic 740. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Statement of Financial Condition.

3.   **Fair Value Measurement**

ASC Topic 820, *Fair Value Measurements and Disclosures* establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1   Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable from the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

An asset or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

ASC Topic 820 allows three types of valuation approaches: a market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities; an income approach, which uses valuation techniques to convert future amounts to a single, discounted present value amount; and a cost approach, which is based on the amount that currently would be required to replace the service capacity of an asset.

The only assets measured at fair value are cash equivalents invested in affiliated money market funds, which totaled $107,338 at December 31, 2019. Investments in money market funds are valued at the end of day net asset value per share and are classified within Level 1 of the valuation hierarchy. There were no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during the year ended December 31, 2019.

Confidential

(in thousands of dollars)

4.   Income Taxes

Federal current income taxes are provided at the statutory rate in effect during the year,21%, by the members of the consolidated group based on the amount that the respective member would pay or have refunded if it were to file a separate return. The effective tax rate was approximately 34% due primarily to the effect of nondeductible expenses and state income taxes. The deferred tax asset of $9,244 primarily relates to the deductibility of bonus payments and compensation for federal tax purposes.

At December 31, 2019, a $3,404 receivable related to settlement of tax payments was reflected in Due from affiliated companies and a receivable of $560 related to state tax payments was reflected as State taxes receivable.

The Company is subject to income tax examinations by various taxing authorities. The Company is no longer subject to income tax examinations by the primary tax authorities for years prior to 2011.

5.   Net Capital Requirements

The Company is a registered broker-dealer, and accordingly, is subject to the net capital rules of the SEC and FINRA. The Company utilizes the Alternative Standard method of Net Capital Computation pursuant to SEC Rule 15c3-1, which requires the Company to maintain minimum net capital of $250. However, the Company intends to maintain regulatory net capital of at least $300 in order to be in compliance with the early warning rules. At December 31, 2019, the Company had net capital of $33,094 which exceeded required net capital of $250 by $32,844.

6.   Concentration of Credit Risk

The Company is engaged in activities in which counterparties include broker/dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company manages such exposures by its policy to review, as necessary, the credit standing of each counterparty.

7.   Contingencies

The investment management industry is subject to extensive levels of ongoing regulatory oversight and examination. Governmental authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to the Company's compliance with applicable laws and regulations. Lawsuits or regulatory enforcement actions arising out of these inquiries may in the future be filed against the Company and related entities and individuals in jurisdictions in which the Company and its affiliates operate. Any material loss of investor and/or client confidence as a result of such inquiries and/or litigation could result in a significant decline in assets under management, which would have an adverse effect on the Company's future financial results and its ability to grow its business.

The Company is from time to time involved in litigation relating to other claims arising in the ordinary course of its business. Management is of the opinion that the ultimate resolution of such claims will not materially affect the Company's business, financial position, results of operations or liquidity. In management's opinion, no accrual is necessary as of December 31, 2019 to provide for any such losses that may arise from matters for which the Company could reasonably estimate an amount.

(in thousands of dollars)

8.   **Subsequent Events**

Management of the Company has performed an evaluation of subsequent events through February 28, 2020, which is the date the Statement of Financial Condition was issued. No subsequent events were noted in management's evaluation which would require disclosure.